Sino Gas International Holdings, Inc.

No. 18 Zhong Guan Cun Dong St.

Haidian District, Beijing 100083, PRC

June 18, 2014

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Sino Gas International Holdings, Inc.

Amendment No. 2 to Schedule 13E-3

File No. 005-81992

Filed June 3, 2014 respectively

Amendment No. 1 to Preliminary Proxy Statement on

Schedule 14A

File No. 000-51364

Filed June 3, 2014

Schedule 13D/A

Filed by Eloten Group Ltd. and Liu Yuchuan

File No. 005-81992

Filed December 9, 2013

Dear Ms. Duru:

On behalf of Sino Gas International Holdings, Inc. (the “Company”, “we”, or “us”), we hereby submit this correspondence in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 13, 2014 (the “Letter”), with respect to our going private transaction by certain filing persons on Schedule 13E-3 filed on April 28, 2014, the Amendment No. 1 and the Amendment No. 2 thereto (together, the “Schedule 13E-3”), our preliminary proxy statement on Schedule 14A filed on April 28, 2014, the Amendment No. 1 thereto (the “Preliminary Proxy Statement”), as well as the Schedule 13D/A filed by Eloten Group Ltd. And Mr. Yuchuan Liu on December 9, 2013 (the “Schedule 13D/A”). We plan to file an amendment to the Preliminary Proxy Statement (the “Amendment No. 2 to Preliminary Proxy Statement”) in conjunction with the submission of this response to the Letter; a hardcopy of the redline that shows the changes we plan to make to the Preliminary Proxy Statement in response to your comments (the “Redline”) is being delivered to you via courier. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein. Please note the written acknowledgement by each of the Company and the other filing persons as requested by the Staff is attached as Exhibit A hereto.

Schedule 13D/A filed December 9, 2013

1.	We note your response to prior comment 1 and your conclusion that the Morgan Stanley affiliated parties did not acquire and do not have or share voting or dispositive power with respect to the shares owned by Mr. Liu. Please refer to Section 2(b) of the Consortium Agreement dated December 8, 2013, which outlines the parameters of the agreement between Mr. Liu and the Morgan Stanley parties regarding specified dispositive or voting actions involving shares owned by Mr. Liu. Given what is specified in Section 2(b) of the Consortium Agreement and referencing any other interpretative staff positions you believe are relevant to this issue, please provide additional analysis of why the Morgan Stanley parties would not be deemed to share voting or dispositive power over Mr. Liu’s shares upon entry into the Consortium Agreement. We may have further comment.

Response:

We note your reference to the provisions of Section 2(b) of the Consortium Agreement. Notwithstanding those provisions, we respectfully advise the Staff that the affiliates of Morgan Stanley Private Equity Asia (collectively, the “MS Affiliates”) do not have the sole or shared power to vote or dispose any shares owned by Mr. Liu. As a result, the MS Affiliates do not have beneficial ownership, as that term is defined in Exchange Act Rule 13d-3, over the Company shares owned by Mr. Liu. And as we outlined in our prior response, the execution of the Consortium Agreement by the MS Affiliates did not trigger a group filing obligation pursuant to Exchange Act Rule 13d-5 because none of the MS Affiliates beneficial own shares of the Company.

As is customary in voting and similar agreements, Section 2(b) of the Consortium Agreement contains certain contractual restrictions on actions that Mr. Liu may take with regard to his ownership of Company shares. Those provisions do not grant the MS Affiliates any powers to dispose or vote or direct the disposition or voting of any Company shares. As the Staff is aware, the Commission has noted that the definition of beneficial owner for purposes of Section 13(d) “focuses on who possesses voting power or investment power over securities.” Exchange Act Release No. 13291 (February 24, 1977).  None of the MS Affiliates possess any such powers over the Company shares. The voting and disposition powers over the Company shares owned by Mr. Liu remain with him. Even though a decision to dispose of the Company shares could result in a violation of the provisions of Section 2(b), Mr. Liu continues to possess those disposition powers over the Company shares subject to the Consortium Agreement.

We are not aware of any guidance issued by the Commission or the Staff, or any views by market participants, that these customary contractual transferability provisions should somehow be viewed as granting disposition or voting powers. We recognize that the Staff’s compliance and disclosure interpretation regarding beneficial ownership reporting pursuant to voting agreements (CDI 105.06) notes “that a contract, arrangement, understanding or relationship concerning voting or investment power among parties to the agreement, other than the voting agreement itself, may result in a party to the voting agreement having or sharing beneficial ownership of securities held by other parties to the voting agreement under Rule 13d-3.” But we do not believe the transferability provisions in Section 2(b) are the types of contracts, arrangements, understandings or relationships contemplated by this guidance because, as noted above, the transferability provisions do not provide the MS Affiliates with any voting or investment power.

We also do not believe that Company shareholders would benefit for any additional disclosures if the MS Affiliates were deemed to beneficially own Mr. Liu’s Company shares. Mr. Liu has disclosed the execution of the Consortium Agreement and has included a copy of the agreement as an exhibit to his Schedule 13D filings. Company shareholders have the necessary information about the terms of the Consortium Agreement. As a result, we continue to respectfully believe that the MS Affiliates do not beneficially own any shares of the Company.

Schedule 13e-3/A and Preliminary Proxy Statement, as amended

2.	We partially reissue prior comment 3. As done in your response, please clarify the disclosure in the proxy statement, which continues to reference the indirect and direct ownership of Holdco by MSPEA Gas Holdings Limited.

Response:

We respectfully advise the Staff that we have revised the proxy statement on page 1 to reflect the fact that MSPEA Gas Holdings Limited holds direct ownership interests in Holdco.

3.	We partially reissue prior comments 3 and 7. Although you have updated the cross references to include the 10-Q for the interim period ended March 31, 2014 please revise the summary financial information on pages 60 and 105 of the proxy statement to reflect the update.

Response:

We respectfully advise the Staff that we have revised the proxy statement on pages 60 and 105 to reflect such update.

4.	Please see our prior comment and provide pro forma information if material, or explain why you do not believe pro forma information is material.

Response:

We respectfully advise the Staff that we do not believe any pro forma disclosure would be material or required for the following reasons:

First, neither the Company nor the buyer group is incurring any debt in connection with the proposed transaction;

Secondly, the company has not received from the buyer group any indication of changes that the buyer group intends to make with respect to the strategy, management, business plan or other respect of the Company that would affect the current forecast and operations of the Company. Moreover, the buyer group has indicated that they envision the Company continue its operation as is, on an independent, non-consolidated basis after the proposed transaction.

5.	It would appear that you have calculated the ratio of earnings to fixed charges in the manner consistent with Item 503(d) of Regulation S-K. Please confirm. If so, please remove the footnote disclosure on page 105 if the calculation and definitions used are consistent with Item 503(d).

Response:

We respectfully advise the Staff that the manner in which the Company have calculated the ratio of earnings to fixed charges is consistent with Item 503(d) of Regulation S-K. We have removed the footnote.

6.	Refer to Item 1 of Schedule 14A. Your disclosure should provide a set date, time and place for the meeting. Please remove statements in the proxy statement and on the card that reference the staff’s review process. Please leave such information blank until such time as you are able to establish a specific date.

Response:

We respectfully advise the Staff that we have removed the statements that reference the review process of the Staff and have left the date of the meeting in blank.

7.	Refer to your response to prior comment 9. Section 5 (c) of the Amended and Restated Certificate of Designation, Preferences, and Rights of Series B Convertible Preferred Stock does not appear to include a mandatory redemption feature. Accordingly, it does not appear that the redemption would squarely fit within the parameters of the exception outlined in Rule 13e-4(h)(1). Please advise. We may have further comment.

Response:

We respectfully advise the Staff that, even if the redemption would not squarely fit within the parameters of the exception outlined in Rule 13e-4(h)(1), we believe that the redemption of the Series B Convertible Stock (the “B Shares”) does not constitute a tender offer under the tender offer rules, including Rule 13e-4 and Regulation 14E, under the Securities Exchange Act of 1934.

Courts and the Commission have generally applied an eight-factor test in determining whether a particular transaction involving equity securities of an issuer constitutes a tender offer based primarily on the decision in Wellman v. Dickinson, 475 F. Supp.783 (S.D.N.Y. 1979) (cited in SEC Release No. 34-43069), while other courts have instead looked to whether, based on the totality of the circumstances, the sellers need the protections of the tender offer rules. Hanson Trust plc v. SCM Corp., 774 F.2d 47 (2d Cir. 1985) (cited in SEC Release No. 34-43069 at n.3).

Analysis under Wellman

The following factors have been identified as indicative of a “tender offer”: (i) active and widespread solicitation of public shareholders for the shares of an issuer; (ii) that the solicitation is made for a substantial percentage of the issuer’s stock; (iii) that the offer to purchase is made at a premium over the prevailing market price; (iv) that the terms of the offer are firm, rather than negotiable; (v) that the offer is contingent on the tender of a fixed number of shares; (vi) that the offer is open only for a limited period of time; (vii) that the offeree is subjected to pressure to sell; and (viii) a public announcement of an acquisition program prior to the accumulation of stock by a purchaser. See, e.g., SEC v. Carter Hawley Hale Stores, Inc., 760 F. 2d 945, 950 (9th Cir. 1985); Wellman v. Dickinson, 475 F. Supp. 783, 824 (S.D.N.Y. 1979).

We respectfully advise the Staff that most of the foregoing factors do not apply to the Company in respect of redemption of B Shares by the Company under the redemption agreements (the “Redemption Agreements”) for the following reasons:

(i) The Company has no intention of engaging in an active and widespread solicitation for the B Shares.  In fact, the Company has only two B Share stockholders.

(ii) The solicitation is made for a non-substantial percentage of the Company’s stock.  Under the Redemption Agreements, the number of shares subject to the redemption is 200,997 in total, which is less than 0.35% of the total outstanding shares of the Company.

(iii) The price was predetermined in 2007 and it reflected the market condition of 2007.

(iv) The terms of the redemption agreement are negotiated between each of the two B Share stockholders and the Company.

(v) The Company has the contractual obligation to redeem the 200,997 B Shares (subject to the terms of the Redemption Agreement).

(vi) The B Shares will be redeemed only if the merger consummates and the offer will expire if the merger does not consummate.  Thus, the offer will last for a limited period of time.

(vii) The two B Share stockholders are not subject to any pressure to sell.

(viii) The Company makes no public announcement of the redemption of B Shares.

Because most of the “tender offer” factors do not apply to the Company in respect of the redemption of the B Shares and the scope and effect of the redemption is de minimis, the Company believes that such redemption does not constitute a tender offer.

Analysis under Hanson

Some courts have declined to follow the eight-factor test and have instead looked to whether, based on the totality of the circumstances, the sellers need the protections of the tender offer rules (Hanson Trust; cited in SEC Release No. 34-43069 at n.3).

Applying the Hanson test, there are only two B Share stockholders.  Both are accredited investors and highly sophisticated investors.  The procedures mandated by the tender offer rules, in the words of the Hanson Trust court, were not needed to avoid “substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” See id. at 57. To the contrary, the two B Share stockholders were “knowledgeable in the market place and well aware of the essential facts needed to exercise their professional skills to appraise the [c]ompany’s offer.” See id.  Each B Share stockholder negotiated separately with the Company for terms that were in its best interests, without any time deadlines and with full access to its professional advisors. The negotiations resulted in several changes highly favorable to the B Share stockholders, both economically and procedurally. The totality of circumstances surrounding the redemption does not suggest a substantial risk of ill-considered or ill-informed decisions by such holders, nor that any appreciable benefit would have accrued to the holders had the Company complied with the various regulations that govern tender offers.

Therefore, we respectfully advise the Staff that we believe the redemption of the B Shares does not constitute a tender offer subject to the Exchange Act Rule 13e-4 whether viewed under the eight-factor Wellman test or under the totality of the circumstance Hanson test.

8.	Refer to disclosure on page 32. Your disclosure implies that there are requirements under the law that would mandate a good faith deposit in these circumstances. Please provide support for this assertion. Alternatively, remove the statement and clarify that there are no legal requirements and if true, no customary business practice that you are aware of that would require a deposit of this amount.

Response:

In conformity with the Staff’s comment, the disclosures on page 32 regarding the $10 million deposit also have been amended to set forth the percentage of the purchase price which that deposit represented.

9.	Please refer to our prior comment. Please quantify the amount, expressed as a percentage, that the $10 million constitutes of the final purchase price. Also, supplement your disclosure to discuss the consideration the Special Committee gave to lowering the good faith deposit amount in order to encourage participation by Company B. If no consideration was given to lowering the amount of the good faith deposit, please state this.

Response:

In conformity with the Staff’s comment, the disclosures on page 32 regarding the $10 million deposit also have been amended to set forth the percentage of the purchase price which that deposit represented.

Furthermore, the last sentence of the fourth full paragraph on page 32 has been amended to clarify that, when Company B rejected the Special Committee’s request for the $10 million deposit, the Special Committee abandoned that request and continued its discussions with Company B’s representatives.

10.	We partially reissue prior comment 17. We were unable to locate disclosure responsive to the question of how the filing parties concluded that the transaction is procedurally fair to unaffiliated securityholders in light of the Special Committee’s imposition of a good faith deposit as a pre-condition to Company B conducting due diligence. Please revise your disclosure to specifically address the filing parties’ consideration of this feature.

Response:

It is respectfully submitted that, in light of the changes made to the end of the fourth full paragraph on page 32, it is now clear that the special committee did not impose any requirement that Company B make a deposit as a condition to its ability to conduct due diligence. But instead, the Special Committee requested that Company B make a deposit as a negotiating position which, when rejected by Company B, was abandoned by the Special Committee. Accordingly, it is further respectfully submitted that that the additional disclosures requested by the Staff pursuant to this comment are no longer necessary.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Esq., Ph.D., Cadwalader, Wickersham & Taft LLP, 2301 China Central Place, Tower 2, No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.Zhang@cwt.com.

Sincerely, /s/ Yuchuan Liu Yuchuan Liu Chief Executive Officer

Exhibit A

Each of the undersigned hereby acknowledges that:

•	the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 18, 2014

SINO GAS INTERNATIONAL HOLDINGS, INC.

By:	/s/ ROBERT I. ADLER
Name: ROBERT I. ADLER
Title: Chairman of the Special Committee

HARMONY GAS HOLDINGS LIMITED

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director

PROSPERITY GAS HOLDINGS LIMITED

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director

MERGER SUB GAS HOLDINGS INC.

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director

YUCHUAN LIU

/s/ YUCHUAN LIU

ELOTEN GROUP LTD.

By:	/s/ YUCHUAN LIU
Name: YUCHUAN LIU
Title: Director

ZHONGYU GAS HOLDINGS LIMITED

By:	/s/ LUI SIU KEUNG
Name: LUI SIU KEUNG
Title: Join Managing Director

MORGAN STANLEY PRIVATE EQUITY ASIA IV, L.L.C.

By:	Morgan Stanley Private Equity Asia IV, Inc., its Managing Member

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA IV, L.P.

By:	Morgan Stanley Private Equity Asia IV, L.L.C., its General Partner
By:	Morgan Stanley Private Equity Asia IV, Inc., its Managing Member

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA IV HOLDINGS LIMITED

/s/ SAMANTHA JENNIFER COOPER
By:	Name: SAMANTHA JENNIFER COOPER
Title: Alternate Director to Alan K. Jones

MSPEA GAS HOLDINGS LIMITED

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director